Exhibit 99.2

VIPSHOP HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: VIPS)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON September 15, 2014

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Vipshop Holdings Limited (the “Company” or  “Vipshop” ) will be held at No. 20 Huahai Street, Liwan District, Guangzhou 510370, People’s Republic of China on September 15, 2014 at 10:00 a.m. (local time).

Only holders of ordinary shares of record on the close of business on August 25, 2014 (New York City time) (the “Record Date”) or their proxy holders are entitled to vote at the annual general meeting or any adjournment or postponements thereof. Each ordinary shareholder has one vote for each ordinary share held as of the close of business on the share record date. Holders of record of the Company’s American Depositary Shares (“ADSs”) at the close of business on the Record Date who wish to vote the ordinary shares of the Company represented by the ADSs must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

The nature of the resolutions to be put to the shareholders may result in some shareholders being affected differently from the others.  Therefore the chairman of the Company’s board of directors has determined that the Company should seek “class” approval from each of two deemed classes determined by their interests and if, and only if, the resolutions are passed by special resolution of each deemed “class”, they shall be put to the shareholders to vote upon together as one class.

The deemed “classes” for the purpose of approvals as above shall be (i) the shares beneficially owned by Mr. Eric Ya Shen (the  “Founder”), Elegant Motion Holdings Limited and any of their affiliates (together referred to as the “Class B Shareholders”), and (ii) all other holders of shares (together referred to as the “Class A Shareholders”).

Accordingly, at the AGM, the chairman of the meeting (the “Chairman”) shall temporarily adjourn proceedings to convene two separate “class” meetings, and if both such meetings provide the necessary consents, the AGM shall continue to vote on such matters. Votes shall be counted on a poll basis, with each share carrying one vote. At the AGM and at the relevant “class” meetings, the following resolutions will be considered and voted upon:

•                  RESOLVED, as a special resolution:

THAT the authorized share capital of the Company be re-classified and re-designated into (i) 500,000,000 ordinary shares of par value of US$0.0001 each, of which 483,489,642 be designated as Class A ordinary shares of par value of US$0.0001 each (the “Class A Ordinary Shares”) and 16,510,358 be designated as Class B Ordinary Shares of par value of US$0.0001 each (the “Class B Ordinary Shares”), with each Class A Ordinary Share being entitled to one (1) vote and each Class B Ordinary Share being entitled to ten (10) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the new Amended and Restated Memorandum and Articles of Association of the Company (the “New M&AAs”);

THAT the re-designation and re-classification of 16,510,358 ordinary shares, being all the currently issued and outstanding ordinary shares beneficially owned by the Founder, Elegant Motion Holdings Limited and any of their affiliates into the same number of Class B Ordinary Shares on a 1:1 basis be, and hereby is, approved and adopted;

THAT the re-designation and re-classification of all the then issued and outstanding ordinary shares, other than the Class B Ordinary Shares, and all of the unissued shares into the same number of Class A Ordinary Shares on a 1:1 basis be, and hereby is, approved and adopted; and

THAT all of the issued and outstanding awards, including options and restricted shares, granted by the Company under the Company’s currently effective share incentive plans, shall entitle the grantees to such number of Class A Ordinary Shares equivalent to the number of ordinary shares that these grantees would be entitled to as originally set out in their relevant award agreement with the Company and the Company shall issue such Class A Ordinary Shares to the grantees of such awards granted pursuant to the applicable share incentive plan upon vesting and/or exercise of such awards, by the grantees.

The above resolutions are collectively referred to as “Alteration of Share Capital and Voting Power”.

•                  RESOLVED, as a special resolution:

THAT the following provision, be and hereby is, approved and adopted to be incorporated in the New M&AAs (the “Sunset Provision”):

All Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares as soon as the Class B shareholders in aggregate beneficially own less than 825,518 Class B Ordinary Shares, which is equivalent to 5% of the total issued and outstanding Class B Ordinary Shares as of the date of effectiveness of the New M&AAs.

•                  RESOLVED, as a special resolution:

THAT  the New M&AAs attached hereto as Annex I, be and hereby are, approved and adopted with immediate effect to reflect all of the above resolutions.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.vipshop.com, or by writing to Millicent Tu, Vipshop Holdings Limited, No. 20 Huahai Street, Liwan District, Guangzhou 510370, the People’s Republic of China, or by sending an email to IR@vipshop.com.

If you own ADSs on the close of business on the Record Date, you cannot vote your ADSs at the AGM or the class meeting directly, but you may instruct Deutsche Bank Trust Company Americas (the “depositary”), as depositary under a deposit agreement, dated as of March 22, 2012, by and among the Company, the depositary and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”), as the holder of ordinary shares underlying Company’s ADSs, how to vote the ordinary shares underlying your ADSs. The depositary must receive such instructions no later than 3:00 p.m. on September 9, 2014 (New York City time) in order to vote the underlying ordinary shares at the AGM and/or the class meeting.

After careful consideration, the Board has unanimously (1) directed the matters relating to the Alteration of Share Capital and Voting Power, the Sunset Provision and the New M&AAs be submitted to shareholders for authorization and approval, and (2) recommended that shareholders authorize and approve the matters relating to the Alteration of Share Capital and Voting Power, the Sunset Provision and the New M&AAs.

Regardless of the number of shares that you own, your vote is very important. Even if you plan to attend the AGM or class meetings in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than 10:00 a.m. on September 11, 2014 (New York City time) so that your shares will be represented and may be voted at the AGM and/or class meetings. If you receive more than one proxy card because you own shares that are registered in different names, please vote all of your shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the AGM or the class meetings and vote your shares in person. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the AGM or the class meetings in person, you must obtain from the record holder a proxy issued in your name. Unless a shareholder indicates otherwise in his or her proxy card, the manner in which the shareholder votes upon the resolutions at the AGM to authorize and approve the Voting Power Change, and the Sunset Provision will be deemed to be the same manner in which such shareholder votes upon the resolutions at the class meetings to authorize and approve the Voting Power Change, and the Sunset Provision.

If you submit your proxy card without indicating how you wish to vote, the shares represented by your proxy card will be voted FOR the resolutions to authorize and approve the Alteration of Share Capital and Voting Power, the Sunset Provision and the New M&AAs at the AGM and any “class” meeting to consider such matters to which you are entitled to participate. Further, if holders of ADSs do not give voting instructions to the depositary, they will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by (the “Designee”) under the Deposit Agreement, unless the Company informs the depositary that (1) the Company does not wish such discretionary proxy to be given, (2) substantial opposition exists in respect of the contemplated adoption of the Alteration of Share Capital and Voting Power, the Sunset Provision and the New M&AAs, or (3) the rights of holders of ordinary shares may be materially adversely affected by the contemplated adoption of the Alteration of Share Capital and Voting Power, the Sunset Provision and the New M&AAs. It is the Company’s intention that the Designee vote all such unvoted shares FOR the resolutions to authorize and approve the Alteration of Share Capital and Voting Power, the Sunset Provision and the New M&AAs at the AGM and the “class” meetings.

If you have any questions or need assistance in voting your shares or ADSs, please contact Millicent Tu, by telephone at +86 (20) 2233-0732, or email at IR@vipshop.com.

Notes:

1. If a share is held jointly by two or more persons, the vote of the holder whose name appears first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The Chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

5. Votes given in accordance with the terms of a duly executed proxy card shall be valid notwithstanding the death or insanity of the principal prior to the AGM or class meetings or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at Vipshop Holdings Limited, No. 20 Huahai Street, Liwan District,  Guangzhou 510370, People’s Republic of China, before the commencement of the AGM, or adjourned meeting at which it is sought to use the proxy.

By Order of the Board of Directors,
Vipshop Holdings Limited

/s/Eric Ya Shen
Eric Ya Shen
Chairman and Chief Executive Officer

Guangzhou, China

August 19, 2014